中策集團有限公司
China Strategic Holdings Limited

[redacted]
04036802

龍觀塘鴻圖道51號保華企業中心8樓
Paul Y. Centre, 51 Hung To Rd.,
Tong, Kowloon, Hong Kong.
Tel : (852) 2372 0130
Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 09 2004
WASH. D.C. 179

8th September, 2004

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY COURIER

SUPPL

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 7th July, 2004;
2. Announcement dated 15th July, 2004;
3. Announcement dated 27th July, 2004;
4. Announcement dated 12th August, 2004;
5. Announcement dated 27th August, 2004;
6. Announcement dated 31st August, 2004;
7. Special Resolution passed on 29th June, 2004;
8. Annual Return made up to 29th June, 2004; and
9. Form AC1 dated 29th June, 2004.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

Jenny Chan
Secretary

9/13

Encl.

JC/DT/CSH04

File No. 82-3596

China Strategic Holdings Limited
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

VERY SUBSTANTIAL ACQUISITION

16th June, 2004, Manwide, an indirect non wholly owned subsidiary of the Company, entered into the Agreement, as a purchaser, with the Vendor, as a seller, in relation to the proposed acquisition of the Properties for a total consideration of RMB450 million in cash of which RMB70 million will be ded by the internal resources of the Group and the remaining RMB380 million by the Loan. Details of the Agreement are set out below.

Acquisition constitutes a very substantial acquisition of the Company under the Listing Rules and is subject to the approval by the Shareholders at the Extraordinary General Meeting. A circular containing, among other things, details of the Agreement, a notice of the Extraordinary General Meeting the form of proxy to be used at the Extraordinary General Meeting will be despatched to the Shareholders as soon as practicable.

ding in the Shares on the Stock Exchange was suspended from 9:45 a.m. on 17th June, 2004 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 8th July, 2004.

EEMENT DATED 16TH JUNE, 2004

es

r : 上海久盛投資有限公司 (Shanghai Jiu Sheng Investment Company Limited), a company established in the PRC. To the best knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the date of this announcement, the Vendor and its beneficial owner are independent of and not connected with the directors, substantial shareholders or the chief executive of the Company or any of its subsidiaries or any of their respective associates.

aser : Manwide Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, is a wholly owned subsidiary of China Enterprises. China Enterprises, a non wholly owned subsidiary of the Company, incorporated in Bermuda with limited liability, the shares of which are traded on the OTC Bulletin Board in the United States of America.

s to be acquired

ant to the Agreement, Manwide has agreed to acquire and the Vendor has agreed to dispose of, subject to the terms and conditions of the Agreement, el of land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the PRC and the Building being erected thereon which rises two levels of underground carparks and a 24-storey building. The total gross floor area of the Land and the Building are estimated at ximately 5,493.5 sq. meters and approximately 37,060.43 sq. meters respectively. It is intended that the 1st to 4th floors of the Building will be or commercial purpose and the remaining 20 stories, from the 5th to 24th floors, will be developed into service apartments.

ding to the Agreement, the Properties will be transferred to Manwide free from all encumbrances. At present, the Properties are subject to two ages totaling RMB340 million. The Vendor has undertaken to Manwide to discharge the Properties from these two mortgages before the transfer ownership of the Properties to Manwide.

deration

onsideration for the Acquisition is RMB450 million. The Consideration was arrived at after arm's length negotiations between Manwide and the r with reference to recent comparable transactions and an indicative valuation based on a preliminary valuation conducted by DTZ Debenham Tie Limited, a firm of professional property surveyors, on the Properties. The Directors consider that the consideration is fair and reasonable.

onsideration will be settled as follows:

RMB50 million in cash, which was paid on the date of the Agreement out from internal resources of the Group to the Vendor as deposit. The Deposit is to be applied to settle part of the Consideration upon signing of the Shanghai Commodity Property Sale Contract;

RMB380 million, which will be payable upon the grant and drawdown of the Loan, is more particularly described below; and

he remaining RMB20 million in cash, which will be financed by internal resources of the Group, will become payable within three Banking Days after the day on which the transfer of the ownership of the Properties from the Vendor to Manwide is duly completed.

r the Agreement, the Vendor is required to procure Manwide in obtaining a loan of RMB380 million to be granted by PRC banks or financial tions and secured by the Properties with a repayment term of not less than three years and an annual interest rate of not more than 110% of the lending rate quoted from bank/financial institution on the date the loan is drawn down.

itions

greement will take effect once it becomes unconditional. The Agreement will become unconditional subject to, among other things, the followings:

he Shareholders having approved the transactions contemplated under the Agreement at the Extraordinary General Meeting;

In the event that Manwide opts to acquire part of the Properties as specified in paragraph (3)(ii) above under the section headed "Other principal terms of the Agreement, the condition (iii) as set out above under the section headed "Completion" together with the following revised conditions of completion should be fulfilled within 30 days after Manwide notifying the Vendor in writing its intention to acquire part of the Properties.

The revised conditions of completion are :

(a) the Vendor having obtained the Certificate specifying the partitioning, the number of units and the gross floor area of each floor which will enable Manwide to obtain separate ownership certificates in respect of those part of the Properties which Manwide is acquiring;

(b) the Vendor having paid all the government fee for obtaining the Land which will enable Manwide to obtain separate ownership certificates specifying those part of the Properties which Manwide is acquiring is for sale;

(c) the Vendor having settled all the existing mortgages and is able to transfer those part of the Properties which Manwide is acquiring free from encumbrances;

(d) the Vendor and Manwide having agreed on the specification of installation, fixture and furniture and other internal decoration of those part of the Properties which Manwide is acquiring; and

(e) the Vendor having procured all the contactors engaged in the Development to enter into agreements with Manwide to bind the contractors with obligations to Manwide to rectify all the defects (which may arise after completion of the Development) of those part of the Properties which Manwide is acquiring in accordance with the terms of the Agreement.

If these conditions are not satisfied within 30 days from the date of notice, the Vendor is required to pay Manwide a daily fine calculated based on 0.05% of RMB50 million until all the conditions are fulfilled.

Within 10 working days from the date on which all the conditions are fulfilled, the Vendor and Manwide should execute the Shanghai Commodity Property Sale Contract to effect the transfer of the ownership of the Properties. The Vendor and Manwide should also enter into an agreement setting out, among other things, their respective rights on the common areas of the Properties including but not limited to the rights to use and the benefit arises from the advertising installations, the naming right of the Properties, etc.

(4) *Right to Assign*

Manwide shall be entitled to set up a foreign-owned entity in Shanghai to assume all rights and obligations of Manwide under the Agreement.

REASONS FOR THE ACQUISITION

The Company is an investment holding company. Through its subsidiaries and associates, the Company is engaged in the manufacturing of batteries, investment in infrastructure projects, manufacturing and marketing of tires, and the business of providing package tour, travel, hotel operation and other related services.

China Enterprises is owned as to 55.2% effective equity interest and as to 88.8% effective voting interest by the Company. It is an investment holding company and has substantial interests in investment companies, the subsidiaries of which are principally engaged in the manufacturing and marketing of tires in the PRC and other countries aboard and the business of providing package tour, travel, hotel operation and other related services. In 2003, China Enterprises disposed of its controlling interest in two tire manufacturing operations in the PRC, which details are set out in the circulars of the Company dated 30th January, 2003 and 9th July, 2003. After reducing its involvement in the manufacturing and sale of tires, the board of China Enterprises has been actively seeking appropriate investment opportunities.

According to the statistic released by Shanghai Tourism Planning Committee, up to March 2004, approximately 820,000 tourists had visited in Shanghai,

approximately 5,493.5 sq. meters and approximately 37,060.43 sq. meters respectively. It is intended that the 1st to 4th floors of the Building will be used for commercial purpose and the remaining 20 stories, from the 5th to 24th floors, will be developed into service apartments.

According to the Agreement, the Properties will be transferred to Manwide free from all encumbrances. At present, the Properties are subject to two mortgages totaling RMB340 million. The Vendor has undertaken to Manwide to discharge the Properties from these two mortgages before the transfer of the ownership of the Properties to Manwide.

Consideration

The consideration for the Acquisition is RMB450 million. The Consideration was arrived at after arm's length negotiations between Manwide and the Vendor with reference to recent comparable transactions and an indicative valuation based on a preliminary valuation conducted by DTZ Debenham Tie Leung Limited, a firm of professional property surveyors, on the Properties. The Directors consider that the consideration is fair and reasonable.

The Consideration will be settled as follows:

(i) RMB50 million in cash, which was paid on the date of the Agreement out from internal resources of the Group to the Vendor as deposit. The Deposit is to be applied to settle part of the Consideration upon signing of the Shanghai Commodity Property Sale Contract;

(ii) RMB380 million, which will be payable upon the grant and drawdown of the Loan, is more particularly described below; and

(iii) the remaining RMB20 million in cash, which will be financed by internal resources of the Group, will become payable within three Banking Days after the day on which the transfer of the ownership of the Properties from the Vendor to Manwide is duly completed.

Under the Agreement, the Vendor is required to procure Manwide in obtaining a loan of RMB380 million to be granted by PRC banks or financial institutions and secured by the Properties with a repayment term of not less than three years and an annual interest rate of not more than 110% of the basic lending rate quoted from bank/financial institution on the date the loan is drawn down.

Conditions

The Agreement will take effect once it becomes unconditional. The Agreement will become unconditional subject to, among other things, the followings:

(i) the Shareholders having approved the transactions contemplated under the Agreement at the Extraordinary General Meeting;

(ii) the Vendor and Manwide having obtained all necessary internal approvals including approvals from their respective boards of directors and shareholders in respect of the entering into the Agreement and the transactions contemplated thereunder;

(iii) all the ancillary documents to the Agreements including, among other things, specifications of quality and standard of the Building, having been duly executed;

(iv) the Vendor having provided written evidence confirming that the Vendor has paid all interest due and has not violated any terms of the relevant loan agreements with its existing mortgagee banks; and

(v) the Vendor having obtained consents from its existing mortgagee banks for the Vendor's entering into the Agreement and the transactions contemplated thereunder.

None of the conditions above is waivable. Upon fulfillment of all the above conditions, the Agreement will become unconditional. If the conditions set out above are not fulfilled on or before 31st December, 2004, the Agreement will lapse and the Vendor shall return the Deposit, together with interest accrued therefrom calculated at the bank lending rate, to Manwide within five Banking Days from the date on which the Agreement lapses.

Development of the Properties

The Vendor agrees to procure completion of the Development within 180 days after the signing of the Agreement, that is on or before 13th December, 2004. The completion is also subject to Manwide having satisfied that the Building is completed in compliance with the specification on the quality and standard of the Building under the Agreement. In the event that the completion of the Development does not take place as agreed, Manwide has the right, by giving a written notice to the Vendor, to:—

(i) terminate the Agreement and demand for refund of the Deposit together with the interest accrued therefrom calculated from the payment date of the Deposit to the date on which the Deposit is refunded at the bank lending rate within seven days from the date of such written notice of termination;

(ii) extend the completion day of the Development to any day at Manwide's discretion and, in such circumstance, the Vendor will have to pay Manwide a fine of RMB200,000 per day calculated from the commencement date of and up to the last date of such extended period. The accumulated fine will be deducted from the Consideration. In the event that Development cannot be completed at the extended date of completion, Manwide has the right to further extend the completion day or to exercise its rights under all paragraphs of this section including this paragraph;

(iii) takeover the Development and require the Vendor to settle all outstanding amounts incurred before Manwide's takeover of the Development;

(iv) acquire 51% of the total gross floor area of the Properties and select any floors of the Properties at the sole discretion of Manwide with a consideration of RMB70 million; or

(v) extend the completion day of the Development up to the actual completion of the Development, in such circumstance, the Vendor will be subject to a fine of RMB200,000 per day up to the actual date of completion of the Development. The accumulated fine will be used to the off against the Consideration.

Completion

The completion of the Acquisition is subject to fulfillment of the following terms:—

(i) the Vendor having obtained the Certificate specifying the use of the Land and the Building, the gross floor area of the Land and the Building, and that all units as set out in the floor plan of the Building are subject to rights of strata sale;

(ii) the Vendor having obtained an approval from the Shanghai Planning Committee that the use of the Properties is for both commercial and residential purposes and that all relevant fees and charges arising from the sale of the Land payable to the relevant authorities including the Land Bureau of Shanghai having been settled in full;

(iii) the Vendor having provided Manwide with a guarantee from a third party (in form and substance which is to the satisfaction of Manwide, together with all evidence confirming the capacity of such third party to act as a guarantor) that the Properties are not subject to encumbrances of any kinds, otherwise such guarantor together with the Vendor are obliged to settle all such encumbrances in full and pay to Manwide any damages it may suffer;

(iv) the Vendor and Manwide having agreed on the specification of installation, fixture and furniture and other internal decoration of the Properties;

(v) the Vendor having procured all the contractors engaged in the Development to enter into agreements with Manwide to bind the contractors with obligations to Manwide to rectify all the defects of the Properties which may arise after completion of the Development in accordance with the terms of the Agreement; and

(vi) the Vendor having procured the granting of the Loan to Manwide at the time or after the ownership of the Properties is transferred from the Vendor to Manwide.

All the above conditions shall be fulfilled on or before 1st June, 2005. Within ten working days after fulfillment of all the above terms, the Vendor and Manwide will execute the Shanghai Commodity Property Sale Contract and other procedures necessary to effect the transfer of the ownership of the Properties.

with obligations to Manwide to rectify all the defects (which may arise after completion of the Development) of those part of the Properties which Manwide is acquiring in accordance with the terms of the Agreement.

If these conditions are not satisfied within 30 days from the date of notice, the Vendor is required to pay Manwide a daily fine calculated based on 0.05% of RMB50 million until all the conditions are fulfilled.

Within 10 working days from the date on which all the conditions are fulfilled, the Vendor and Manwide should execute the Shanghai Commodity Property Sale Contract to effect the transfer of the ownership of the Properties. The Vendor and Manwide should also enter into an agreement setting out, among other things, their respective rights on the common areas of the Properties including but not limited to the rights to use and the benefit arises from the advertising installations, the naming right of the Properties, etc.

(4) *Right to Assign*

Manwide shall be entitled to set up a foreign-owned entity in Shanghai to assume all rights and obligations of Manwide under the Agreement.

REASONS FOR THE ACQUISITION

The Company is an investment holding company. Through its subsidiaries and associates, the Company is engaged in the manufacturing of batteries, investment in infrastructure projects, manufacturing and marketing of tires, and the business of providing package tour, travel, hotel operation and other related services.

China Enterprises is owned as to 55.2% effective equity interest and as to 88.8% effective voting interest by the Company. It is an investment holding company and has substantial interests in investment companies, the subsidiaries of which are principally engaged in the manufacturing and marketing of tires in the PRC and other countries aboard and the business of providing package tour, travel, hotel operation and other related services. In 2003, China Enterprises disposed of its controlling interest in two tire manufacturing operations in the PRC, which details are set out in the circulars of the Company dated 30th January, 2003 and 9th July, 2003. After reducing its involvement in the manufacturing and sale of tires, the board of China Enterprises has been actively seeking appropriate investment opportunities.

According to the statistic released by Shanghai Tourism Planning Committee, up to March 2004, approximately 820,000 tourists had visited in Shanghai, representing an increase of approximately 5.86% as compared to the same period in 2003. With the increasing number of international events, e.g. the Formula 1 racing and other international exhibitions and conferences being held in Shanghai every year, China Enterprises is confident that the demand for accommodation will continue to increase. On these bases, the Directors are optimistic that the Acquisition could broaden the sources of income for China Enterprises and strengthen its asset base. In view of the above, the Directors consider that the Acquisition is beneficial to China Enterprises, the Company and the Shareholders as a whole.

EXTRAORDINARY GENERAL MEETING

The Agreement is subject to, among other things, the approval by the Shareholders at the Extraordinary General Meeting. A circular containing further information, including property valuation on the Properties, on the Acquisition, the notice of the Extraordinary General Meeting and the form of proxy for use at the Extraordinary General Meeting will be despatched to Shareholders as soon as practicable.

To the best knowledge, information and belief of the Directors and after making all reasonable enquiries, as at the date of this announcement, no Shareholders is required to abstain from voting at the Extraordinary General Meeting for the Shareholders to consider and, if thought fit, approve the Acquisition.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

The Company requested for suspension of trading in the Shares on the Stock Exchange from 9:45 a.m. on 17th June, 2004 pending release of this announcement before receiving all the ancillary documents to the Agreement, which formed part of the Agreement and contain substantial information on China Enterprises' rights and obligations under the Agreement that is needed to be included in this announcement. The delay in the release of this announcement was due partly to the unexpected delay in receiving all the ancillary documents to the Agreement and partly to the prolonged period of time in obtaining consent from the Vendor's board of directors in releasing information relating to the Agreement to third parties.

Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 8th July, 2004.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	the proposed acquisition of the interest in the Properties by Manwide
"Agreement"	the sale and purchase agreement dated 16th June, 2004 entered into between Manwide and the Vendor in relation to the Acquisition
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Building"	the 24-storey building being erected upon the Land together with the 2 levels of underground carparks, which are of a total gross floor area of approximately 37,060.43 sq. meters
"Banking Day"	the day on which banks in the PRC open for business
"Certificate"	the land use rights certificate in respect of the Land and the ownership certificate in respect of the Building
"China Enterprises"	China Enterprises Limited, a company incorporated in Bermuda with limited liability whose shares are traded on the OTC Bulletin Board in the United States of America
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange
"Consideration"	RMB450 million, being the consideration payable by Manwide to the Vendor for the Acquisition
"Deposit"	RMB50 million, which was paid by Manwide to the Vendor under the Agreement
"Development"	the construction and development of the Properties
"Director(s)"	the director(s) of the Company
"Extraordinary General Meeting"	an extraordinary general meeting of the Company to be convened and held for the Shareholders to consider and, if thought fit, to approve the transactions contemplated under the Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Jiu Sheng" or "Vendor"	上海久盛投資有限公司(Shanghai Jiu Sheng Investment Company Limited), a company established in the PRC
"Land"	a parcel of land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the PRC, has a total gross floor area of approximately 5,493.5 sq. meters
"Loan"	loan of RMB380 million to be granted by PRC banks or financial institutions and secured by the Properties with a repayment term of not less than three years and an annual interest rate of not more than 110% of the basic lending

... Banking Days from the date on which the Agreement lapses.

Development of the Properties

The Vendor agrees to procure completion of the Development within 180 days after the signing of the Agreement, that is on or before 13th December, 2004. The completion is also subject to Manwide having satisfied that the Building is completed in compliance with the specification on the quality and standard of the Building under the Agreement. In the event that the completion of the Development does not take place as agreed, Manwide has the right, by giving a written notice to the Vendor, to:—

(i) terminate the Agreement and demand for refund of the Deposit together with the interest accrued therefrom calculated from the payment date of the Deposit to the date on which the Deposit is refunded at the bank lending rate within seven days from the date of such written notice of termination;

(ii) extend the completion day of the Development to any day at Manwide's discretion and, in such circumstance, the Vendor will have to pay Manwide a fine of RMB200,000 per day calculated from the commencement date of and up to the last date of such extended period. The accumulated fine will be deducted from the Consideration. In the event that Development cannot be completed at the extended date of completion, Manwide has the right to further extend the completion day or to exercise its rights under all paragraphs of this section including this paragraph;

(iii) takeover the Development and require the Vendor to settle all outstanding amounts incurred before Manwide's takeover of the Development;

(iv) acquire 51% of the total gross floor area of the Properties and select any floors of the Properties at the sole discretion of Manwide with a consideration of RMB70 million; or

(v) extend the completion day of the Development up to the actual completion of the Development, in such circumstance, the Vendor will be subject to a fine of RMB200,000 per day up to the actual date of completion of the Development. The accumulated fine will be used to the off against the Consideration.

Completion

The completion of the Acquisition is subject to fulfillment of the following terms:—

(i) the Vendor having obtained the Certificate specifying the use of the Land and the Building, the gross floor area of the Land and the Building, and that all units as set out in the floor plan of the Building are subject to rights of strata sale;

(ii) the Vendor having obtained an approval from the Shanghai Planning Committee that the use of the Properties is for both commercial and residential purposes and that all relevant fees and charges arising from the sale of the Land payable to the relevant authorities including the Land Bureau of Shanghai having been settled in full;

(iii) the Vendor having provided Manwide with a guarantee from a third party (in form and substance which is to the satisfaction of Manwide, together with all evidence confirming the capacity of such third party to act as a guarantor) that the Properties are not subject to encumbrances of any kinds, otherwise such guarantor together with the Vendor are obliged to settle all such encumbrances in full and pay to Manwide any damages it may suffer;

(iv) the Vendor and Manwide having agreed on the specification of installation, fixture and furniture and other internal decoration of the Properties;

(v) the Vendor having procured all the contractors engaged in the Development to enter into agreements with Manwide to bind the contractors with obligations to Manwide to rectify all the defects of the Properties which may arise after completion of the Development in accordance with the terms of the Agreement; and

(vi) the Vendor having procured the granting of the Loan to Manwide at the time or after the ownership of the Properties is transferred from the Vendor to Manwide.

All the above conditions shall be fulfilled on or before 1st June, 2005. Within ten working days after fulfillment of all the above terms, the Vendor and Manwide will execute the Shanghai Commodity Property Sale Contract and other procedures necessary to effect the transfer of the ownership of the Properties.

Provided that if the conditions are not fulfilled on or before 1st June, 2005, Manwide shall agree to a further extension of not less than 60 days without imposing any fine on the Vendor. If the conditions are not fulfilled on the extended period, Manwide shall be entitled to terminate the Agreement and the Vendor shall refund the Deposit to Manwide together with an interest calculated from the payment date of such RMB50 million until the date of repayment at the bank lending rate.

Other principal terms of the Agreement

Set out below are other principal terms of the Agreement:—

(1) Pre-sale of the Properties

(i) on the basis that Manwide will acquire the whole of the Properties, Manwide has the discretion to conduct pre-sale of the whole or part of the Properties before the ownership of the Properties is transferred to Manwide;

(ii) the Vendor undertakes and guarantees to obtain a Permit for pre-sale of Commercial Properties within 150 days from the date of the Agreement; and

(iii) the Vendor should assist Manwide in the pre-sale of the Properties so long the pre-sale activities to be conducted by Manwide are permissible under the Agreement.

(2) Management of the Properties

(i) the Vendor undertakes that, notwithstanding that Manwide may acquire the whole or part of the Properties as agreed under the Agreement, Manwide or any party it may appoint will have the management right of the entire Properties.

(ii) Manwide is entitled to, from the date the ownership of the Properties is transferred, assume its right to manage the Properties and to take charge of all matters in this respect including marketing and promotion, leasing, entering into tenancy agreements, etc.; and

(iii) in the event that Manwide or any party Manwide may appoint, encounters difficulties in carrying out its rights to manage the Properties temporarily, the Vendor should provide all necessary assistance to preserve Manwide's right in respect of the Properties management.

(3) Change of use of the Properties

It is one of the conditions for completion of the Acquisition that the Vendor obtains approval for the change of use of the Properties from commercial to both commercial and residential purposes. Should the Vendor fail to obtain the approval for the change of the use of the Properties within 150 days from the date of the Agreement, Manwide is entitled to either:

(i) continue to proceed with the Agreement in accordance with the existing terms and conditions; or

(ii) to acquire the 1st to 7th floors and the 23rd floor together with the two levels of the underground carparks of the Properties for a consideration of RMB70 million.

Shareholders is required to abstain from voting at the Extraordinary General Meeting for the Shareholders to consider and, if thought fit, approve the Acquisition.

SUSPENSION AND RESUMPTION OF TRADING IN THE SHARES

The Company requested for suspension of trading in the Shares on the Stock Exchange from 9:45 a.m. on 17th June, 2004 pending release of this announcement before receiving all the ancillary documents to the Agreement, which formed part of the Agreement and contain substantial information on China Enterprises' rights and obligations under the Agreement that is needed to be included in this announcement. The delay in the release of this announcement was due partly to the unexpected delay in receiving all the ancillary documents to the Agreement and partly to the prolonged period of time in obtaining consent from the Vendor's board of directors in releasing information relating to the Agreement to third parties.

Application has been made to the Stock Exchange for resumption of trading in the Shares with effect from 9:30 a.m. on 8th July, 2004.

TERMS USED IN THIS ANNOUNCEMENT

"Acquisition"	the proposed acquisition of the interest in the Properties by Manwide
"Agreement"	the sale and purchase agreement dated 16th June, 2004 entered into between Manwide and the Vendor in relation to the Acquisition
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Building"	the 24-storey building being erected upon the Land together with the 2 levels of underground carparks, which are of a total gross floor area of approximately 37,060.43 sq. meters
"Banking Day"	the day on which banks in the PRC open for business
"Certificate"	the land use rights certificate in respect of the Land and the ownership certificate in respect of the Building
"China Enterprises"	China Enterprises Limited, a company incorporated in Bermuda with limited liability whose shares are traded on the OTC Bulletin Board in the United States of America
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange
"Consideration"	RMB450 million, being the consideration payable by Manwide to the Vendor for the Acquisition
"Deposit"	RMB50 million, which was paid by Manwide to the Vendor under the Agreement
"Development"	the construction and development of the Properties
"Director(s)"	the director(s) of the Company
"Extraordinary General Meeting"	an extraordinary general meeting of the Company to be convened and held for the Shareholders to consider and, if thought fit, to approve the transactions contemplated under the Agreement
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Jiu Sheng" or "Vendor"	上海久盛投資有限公司(Shanghai Jiu Sheng Investment Company Limited), a company established in the PRC
"Land"	a parcel of land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the PRC, has a total gross floor area of approximately 5,493.5 sq. meters
"Loan"	loan of RMB380 million to be granted by PRC banks or financial institutions and secured by the Properties with a repayment term of not less than three years and an annual interest rate of not more than 110% of the basic lending rate quoted from bank/financial institution on the date the loan is drawn down
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Manwide"	Manwide Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly owned subsidiary of China Enterprises
"Properties"	the Land and the Building
"PRC"	The People's Republic of China
"Shanghai Commodity Property Sale Contract"	the agreement in the form of Shanghai Commodity Property Sale contract to be signed by the Vendor and Manwide upon completion of the Acquisition for the purpose of transferring ownership of the Properties
"Share(s)"	share of HK$0.1 each in the share capital of the Company
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong dollars
"RMB"	Renminbi, the official currency of the PRC
"sq. meters"	square meters

By Order of the Board of
China Strategic Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 7th July, 2004

As at the date of this announcement, the board of directors of the Company comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

ANNOUNCEMENT 7
FRIDAY, JULY 16, 2004

中国日报 香港版
CHINA DAILY HONG KONG EDITION

File No. 82-3596

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 235)

Disclosure Pursuant to Rules 13.13 and 13.16 of The Listing Rules

In accordance with the requirements under Rule 13.16 of the Listing Rules, the Directors announce the details of financial assistance given to affiliated companies by the Company and/or its subsidiaries as at 31st March, 2004.

In addition, in accordance with the requirements under Rule 13.13 of the Listing Rules, the Directors announce the details of the guarantees given for facilities granted to previously wholly-owned subsidiaries of the Company.

The Stock Exchange is of the view that the Company has breached the Listing Rules in respect of what it considers to be the Company's late reporting of matters required by Rules 13.13 and 13.16 and reserves its rights to take appropriate actions against the Company.

This announcement is made as a result of the implementation of the revised Listing Rules which took effect on 31st March, 2004 in which the criteria triggering the disclosure obligations for "advances to an entity" and "financial assistance and guarantees to affiliated companies of an issuer" has changed from the previous practice note 19 of the previous Listing Rules. As the value of the "advances to entities" set out in this Announcement did not exceed 25% of the net assets of the Company, no previous announcement was required to be made pursuant to practice note 19 of the previous Listing Rules.

ADVANCE TO WING ON GROUP AS AT 31ST MARCH, 2004 – RULES 13.13 AND 13.16 OF THE LISTING RULES

Pursuant to Rule 13.13 of the revised Listing Rules, a general disclosure obligation will arise where any of the percentage ratios of the relevant advance to an entity exceeds 8%. Pursuant to Rule 13.16 of the revised Listing Rules, a general disclosure will arise where any of the percentage ratios of the financial assistance to affiliated companies exceeds 8%.

In accordance with Rules 13.13 and 13.16 of the revised Listing Rules, details of financial assistance given to the Company's affiliated companies as at 31st March, 2004 were as follows:

Affiliated companies	Group's interest *(%)*	Principal Advances *(million)*	Interest Rate Per annum	*Note(s)*
Wing On Group	32.21	HK$76.22	Prime +2%	*1*
		HK$1.31	Prime	2
		HK$134.04	Prime	3
		Rmb5.54	6%	*1*
		Rmb0.59	Nil	4
Total		HK$217.32		

Notes:

1. The advances are unsecured and repayable on 2nd January, 2006.
2. The advance is unsecured and repayable on 29th January, 2005.
3. The advances is unsecured and repayable on 9th June, 2005.
4. The advance is unsecured, interest free and has no fixed term of repayment.

All of the above advances are repayable in cash. The above advances to Wing On Group were funded by internal resources of the Group.

FURTHER ADVANCES TO WING ON GROUP – RULE 13.14 OF THE LISTING RULES

Pursuant to Rule 13.14, as at 31st May, 2004, the total principal advances made to the Wing On Group were HK$230.11 million. The additional advances were made throughout April and May, 2004 and with the last advance made on 31st May, 2004 which triggered the disclosure obligation pursuant to Rule 13.14 of the Listing Rules. The additional advances are unsecured, bearing interest at prime rate per annum and repayable on 29th June, 2005 in cash.

GUARANTEES FOR FACILITIES OF TUNG FONG HUNG GROUP – RULE 13.13 OF THE LISTING RULES

In addition, pursuant to rule 13.13 of the Listing Rules, as at 31st May, 2004, the guarantees granted by the Company in favour of the banks set out in the table set out below, were outstanding. These guarantees were granted in respect of facilities of members of the Tung Fong Hung Group which were previous subsidiaries of the Company as set out in column one of the table below. The Tung Fong Hung Group were subsequently sold and ceased to be subsidiaries of the Company on 6th May, 2004. As the Tung Fong Hung Group was sold to a wholly-owned subsidiary of Cheung Tai Hong Holdings Limited, the Company is currently arranging for these guarantees to be released. The Company does not have any interests in the Tung Fong Hung Group as at the date of this announcement.

Previous Subsidiaries	Bank in which guarantees were granted to	Nature and amount of facilities in respect of which guarantees were given
Tung Fong Hung Group and Jean-Marie Pharmacal Co., Limited, an affiliated company of the Tung Fong Hung Group	Wing Hang Bank, Ltd.	Banking facilities Banking facilities in favour of Tung Fong Hung Group: HK$13.243 million Letter of credit facilities with full trust of receipts in favour of Jean-Marie Pharmacal Co., Limited: HK$1 million Overdraft facilities in favour of Jean-Marie Pharmacal Co., Limited: HK$1 million Banker's guarantee to CLP Power Hong Kong Ltd. in favour of Jean-Marie Pharmacal Co., Limited: HK$0.3 million Total guaranteed facility amount: HK$15,543,000
	Bank of China (Hong Kong) Limited	Term loan Total guaranteed term loan amount in favour of Tung Fong Hung Group: HK$30,000,000

The Company will comply with its continuing disclosure obligations under Rule 13.22 and Rule 13.20 (where applicable) of the Listing Rule in subsequent interim and annual reports.

TIMING OF DISCLOSURE

The Company is required to take appropriate steps to ensure compliance with the new Listing Rules as soon as practicable after its implementation in 31st March, 2004. Due to substantial amendments to the Listing Rules, the Company required substantial time to review the new rules and check the applications of the new rules on the activities of the Company to ensure compliance. In view of the lowered reporting thresholds, the Company implemented additional reporting requirements. However, as often found with new systems, teething issues resulted in the review of the new rules and the financial impacts on the Group's activities together with the collation of information for the first reporting date (i.e. 31st March, 2004) taking longer than expected time.

The Stock Exchange is of the view that the Company has breached the Listing Rules in respect of what it considers to be the Company's late reporting of matters required by Rules 13.13 and 13.16 and reserves its rights to take appropriate actions against the Company.

As the date of this announcement, the Board comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna and Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

DEFINITIONS

"Board"	the board of Directors
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Prime"	Prime rate quoted by the Hongkong and Shanghai Banking Corporation Limited
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tung Fong Hung Group"	Tung Fong Hung Investment Limited and its subsidiaries
"Wing On Group"	Wing On Travel (Holdings) Limited and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Rmb"	Renminbi, the lawful currency of the People's Republic of China
"%"	per cent

By order of the Board

File No. 82-3596

20 BUSINESS HONG KONG/DELTA
WEDNESDAY JULY 28 2004
中国日報 香港版
CHINA DAILY Hong Kong Edition

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

DELAY IN DESPATCH OF CIRCULAR

> The Company has made an application to the Stock Exchange for an extension of time for the despatch of the Circular to no later than 13th August, 2004.

Reference is made to the announcement of the Company dated 7th July, 2004 (the "Announcement") in relation to the acquisition of property interests in the PRC by the Group. Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement, unless the context herein required otherwise.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular (the "Circular") to the Shareholders within 21 days after publication of the Announcement, which is on or before 28th July, 2004. As additional time is required for finalising certain financial information and valuation report on the Group's properties for inclusion in the Circular, the Company has applied to the Stock Exchange under Rule 14.38 of the Listing Rules for an extension of time for despatch of the Circular to no later than 13th August, 2004.

By Order of the Board
China Strategic Holdings Limited
Chan Ling, Eva
Executive Director

Hong Kong, 27th July, 2004

As at the date of this announcement, the board of directors of the Company comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

成報 SING PAO 2004年7月28日 星期三

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

(股份代號：235)

延遲寄發通函

> 本公司已向聯交所申請延遲寄發通函至不遲於二零零四年八月十三日。

茲提述本公司於二零零四年七月七日就本集團收購於中國之物業權益刊發之公佈(「該公佈」)。除非文義另有所指，本公佈所用之詞彙與該公佈所用者具相同涵義。

根據上市規則第14.38條，本公司須於該公佈刊登後21日內(即於二零零四年七月二十八日或之前)向股東寄發通函(「通函」)。由於需要更多時間確定若干財務資料及本集團物業之估值報告，以便載入通函內，根據上市規則第14.38條，本公司已向聯交所申請延遲寄發通函至不遲於二零零四年八月十三日。

承董事會命
中策集團有限公司
執行董事
陳玲

香港，二零零四年七月二十七日

ANNOUNCEMENT 香港版 中國日報
FRIDAY AUGUST 13 2004 CHINA DAILY Hong Kong Edition

File No.82-3596

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

DELAY IN DESPATCH OF CIRCULAR

The Company has made an application to the Stock Exchange for a further extension of time for the despatch of the Circular to on are before 27th August, 2004.

Reference is made to the announcement of the Company dated 7th July, 2004 (the "Announcement") in relation to the acquisition of property interests in the PRC by the Group which constitutes a very substantial acquisition of the Company and the announcement of the Company dated 27th July, 2004 in relation to the delay in despatch of the circular. Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement, unless the context herein required otherwise.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular (the "Circular") to the Shareholders within 21 days after publication of the Announcement, which is on or before 28th July, 2004. The Company made an application to the Stock Exchange and was granted extension of time for the despatch of the Circular from 28th July, 2004 to 13th August, 2004. As additional time is needed for the finalisation of certain financial information and valuation of various properties of the Group for inclusion in the Circular, the Company has applied to the Stock Exchange under Rule 14.38 of the Listing Rules for a further extension of time for despatch of the Circular to on or before 27th August, 2004.

By Order of the Board
China Strategic Holdings Limited
Jenny Chan
Secretary

Hong Kong, 12th August, 2004

As at the date of this announcement, the board of directors of the Company comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

成報 SING PAO 2004年8月13日 星期五 D14

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

(股份代號：235)

延遲寄發通函

本公司已向聯交所申請進一步延遲寄發通函至不遲於二零零四年八月二十七日。

茲提述本公司於二零零四年七月七日就本集團收購於中國之物業權益（構成本公司之非常重大的收購事項）刊發之公佈（「該公佈」），以及本公司於二零零四年七月二十七日就延遲寄發通函刊發之公佈。除非文義另有所指，本公佈所用之詞彙與該公佈所用者具相同涵義。

根據上市規則第14.38條，本公司須於該公佈刊登後21日內（即於二零零四年七月二十八日或之前）向股東寄發通函（「通函」）。本公司已向聯交所申請並獲批准將寄發通函之時間由二零零四年七月二十八日延遲至二零零四年八月十三日。由於需要更多時間確定若干財務資料及本集團若干物業之估值報告，以便載入通函內，根據上市規則第14.38條，本公司已向聯交所申請進一步延遲寄發通函至不遲於二零零四年八月二十七日。

承董事會命
中策集團有限公司
秘書
陳攸攸

香港，二零零四年八月十二日

於本公佈刊發日期，本公司董事會之成員包括執行董事陳國強博士、Yap, Allan博士、李華健先生、周美華女士及陳玲女士、陳國鴻先生（為陳國強博士之替任董事）及呂兆

File No. 82-3596

中國日報 香港版
CHINA DAILY Hong Kong Edition
MONDAY AUGUST 30 2004

The Stock Exchange of Hong Kong Limited takes no responsibilities for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

(stock code: 235)

DELAY IN DESPATCH OF CIRCULAR

The Company has made an application to the Stock Exchange for a further extension of time for the despatch of the Circular to on or about 13th September, 2004.

Reference is made to the announcement of the Company dated 7th July, 2004 (the "Announcement") in relation to the acquisition of property interests in the PRC by the Group which constitutes a very substantial acquisition of the Company and the announcements of the Company dated 27th July, 2004 and 12th August, 2004 in relation to the delay in despatch of the circular. Capitalised terms used in this announcement shall have the same meanings as defined in the Announcement, unless the context herein requires otherwise.

Pursuant to Rule 14.38 of the Listing Rules, the Company is required to despatch a circular (the "Circular") to the Shareholders within 21 days after publication of the Announcement, which is on or before 28th July, 2004. On 27th July, 2004, the Company applied to and was granted by the Stock Exchange an extension of time for the despatch of the Circular from 28th July, 2004 to 13th August, 2004, which was then further extended to 27th August, 2004. As more time is needed for the finalisation of certain financial information and valuation report of the Group for inclusion in the Circular, the Company has applied to the Stock Exchange under Rule 14.38 of the Listing Rules for a further extension of time for despatch of the Circular from 27th August, 2004 to on or about 13th September, 2004.

By Order of the board of
China Strategic Holdings Limited
Jenny Chan
Company Secretary

Hong Kong, 27th August, 2004

As at the date of this announcement, the board of Directors comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive Directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate Directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive Directors.

File No. 82-3596

中國日報 香港版
CHINA DAILY HONG KONG EDITION

ANNOUNCEMENT 7
WEDNESDAY SEPTEMBER 1 2004

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 235)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS OF MRI HOLDINGS LIMITED FOR THE SIX MONTHS ENDED 30TH JUNE, 2004

MRI Holdings Limited, a 57.26% owned subsidiary of China Strategic Holdings Limited, has announced its unaudited consolidated results for the six months ended 30th June, 2004.

This announcement is made by China Strategic Holdings Limited ("CSH") pursuant to the requirement of Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited to provide shareholders of CSH with financial information of MRI Holdings Limited ("MRI"), is an approximately 57.26% owned subsidiary of CSH, which has announced such information to the public in Australia on 31st August, 2004.

The board of directors (the "Board") of CSH announces the unaudited consolidated results of MRI for the six months ended 30th June, 2004 which has been announced by MRI in accordance with the rule 4.2 of the Australian Stock Exchange on 31st August, 2004 in Australia. MRI is a company incorporated in Australia and its shares are listed on the Australian Stock Exchange.

The unaudited financial statements for the six months ended 30th June, 2004 are prepared in accordance with the Corporation Act 2001 and applicable Accounting Standards and complies with other requirements of the law of Australia.

Results

The unaudited consolidated results of MRI and its subsidiaries for the six months ended 30th June, 2003 and 2004 are as follows:

	Six months ended 30th June, 2004 A$ (Unaudited)	2003 A$ (Unaudited)
Revenue from ordinary activities	318,042	1,421,506
Administration expenses	(155,569)	(213,481)
Management fees	(65,018)	(77,953)
Borrowing costs	–	(6)
Write down to recoverable amount of non-current assets	(439,615)	(130,680)
Net foreign exchange loss	(367)	–
(Loss)/Profit from ordinary activities before income tax expense	(342,527)	999,386
Income tax expense relating to ordinary activities	(30,379)	–
(Loss)/Profit from ordinary activities after related income tax expense	(372,906)	999,386
Increase/(Decrease) in foreign currency translation reserve arising on translation of self-sustaining foreign operations	796,854	(357,884)
Total changes in equity other than those resulting from transactions with owners as owners	423,948	641,502
(Loss)/Earnings per share		
– Basic (cents per share)	(0.81)	2.17
– Diluted (cents per share)	(0.81)	2.17

Balance Sheet Highlights

The consolidated balance sheet of MRI and its subsidiaries shows the followings:

	30th June, 2004 A$'000 (Unaudited)	31st December, 2003 A$'000 (Audited)
Current assets	17,991	16,277
Non-current assets	6,243	6,540
Total assets	24,234	22,817
Current liabilities	(223)	(189)
Non-current liabilities	(1,030)	(71)
Net assets	22,981	22,557
Contributed equity	31,184	31,184
Reserves and accumulated losses	(8,203)	(8,627)
	22,981	22,557

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 31st August, 2004

As at the date of this announcement, the Board comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Mr. Li Wa Kin, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann and Ms. Fung Wan Yiu, Agnes as independent non-executive directors.

File No. 82-3596

Company No: 29649

THE COMPANIES ORDINANCE
(CHAPTER 32)

SPECIAL RESOLUTION

OF

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

Passed on the 29th June, 2004

At the Annual General Meeting of the Shareholders of the abovenemed Company duly convened and held at 11th Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 29th June, 2004, the following resolution was duly passed:-

SPECIAL RESOLUTION

"THAT the articles of association of the Company (the "Articles") be and are hereby amended:

(a) by deleting the words "twenty-one days" in line 2 of Article 16 and replacing with the words "the relevant time limit as prescribed in the Companies Ordinance or as The Stock Exchange of Hong Kong Limited may from time to time determine, whichever is shorter,";

(b) by deleting the words "Securities (Clearing House) Ordinance of Hong Kong" in line 2 of Article 85(b) and replacing with the words "Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)";

(c) by adding the following new Article 89(C) immediately after Article 89(B):

"89(C) Where any member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted.";

(d) by deleting Article 107(A)(ii) in its entirety and replacing it with the following new Article 107(A)(ii):

"107(A)(ii) Save as otherwise provided by the Articles, a Director shall not vote (or be counted in the quorum at a meeting) on any resolution of the Board in respect of any contract or arrangement or any other proposal in which he or any of his associates has a material interest,

(a) the giving of any security or indemnity either: -

(i) to the Director or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(ii) to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(b) any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(c) any proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or shareholder or in which the Director or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associates are not in aggregate beneficially interest in 5% or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associates is derived) or of the voting rights;

(d) any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries including:-

(i) the adoption, modification or operation of any employees' share scheme or any share incentive or share option scheme under which the Director or his associate(s) may benefit; or

(ii) the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors, his associates and employees of the Company or any of its subsidiaries and does not provide in respect of any director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates;

(e) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

If any question shall arise at any meeting of the Board as to the

materiality of the interest of a Director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any Director (other than such chairman) to vote or be counted in the quorum and such question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director or his associate(s) shall be final and conclusive except in a case where the nature or extent of the interest of the Director or his associate(s) concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting or his associate(s), such question shall be decided by a resolution of the Board (for which purpose such chairman shall not be counted in the quorum and shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman or his associate(s) as known to such chairman has not been fairly disclosed to the Board. For the purposes of this paragraph and in relation to an alternate Director, an interest of his appointor or his associate(s) shall be treated as an interest of the alternate Director without prejudice to any interest which the alternate Director has otherwise.";

(e) by deleting Article 120 in its entirety and replacing it with the following new Article 120:

"120. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least seven days before the date of general meeting. Such period for lodgment of the notices shall commence no earlier than the day after the despatch of the notice of the meeting appointed for such election and end no later than seven days prior to the date of such meeting, provided that such period shall be at least seven days.";

(f) by deleting the words "special resolution" in the first line in Article 122 and inserting in its place the words "ordinary resolution"

and THAT any director of the Company be and is hereby authorised to take such further action as he may, in his sole and absolute discretion thinks fit for and on behalf of the Company to implement the aforesaid amendments to the existing articles of association of the Company.".

Dated this 29th day of June, 2004

Chan Ling, Eva

File No. 82-3596

CR
公司註冊處
Companies Registry

周年申報表
Annual Return

(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form **AR1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

29649

1 公司名稱 Company Name

China Strategic Holdings Limited
中策集團有限公司

(註 Note 8) **2 商業名稱 Business Name**

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司 Private Company having a share capital

☑ 其他 Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

29	06	2004
日 DD	月 MM	年 YYYY

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130 傳真 Fax: 2810 6982

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Your Receipt
Companies Registry
H.K.

28/07/2004	KK030909
CR No. :	-029649-
Sh. Form :	AR1L
27	$140.00
----------	----------
TOTAL(CSH)	$140.00
	==========

表格 Form **AR1**

公司編號 Company Number

29649

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額

Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

Nil

(註 Note 11) **8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital**

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12) **9 股本 Share Capital**

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 **Total** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 **Total** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值(不包括溢價) **Total** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$800,000,000	881,595,087	HK$0.10	HK$88,159,508.70	HK$88,159,508.70
總值 Total	HK$800,000,000	881,595,087		HK$88,159,508.70	HK$88,159,508.70

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

表格 Form **AR1**

公司編號 Company Number

29649

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立為法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	as per shareholders' list				
	總數 Total				

表格 Form **AR1**

公司編號 Company Number: 29649

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁B填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	陳 欣 欣
英文姓名 Name in English	姓氏 Surname: Chan; 名字 Other Names: Yan Yan, Jenny
前用姓名 Previous Names	
別名 Alias	
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat E, 13/F., Block 5, Greenfield Garden, Tsing Yi, New Territories
(註 Note 15) 電郵地址 E-mail Address	

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	G339999(A)
b 海外護照 Overseas Passport	簽發國家 Issuing Country: ; 號碼 Number:

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁B填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

表格 Form **AR1**

公司編號 Company Number

29649

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 **Capacity**

[V] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 陳 國 強

英文姓名 **Name in English**

姓氏 Surname	名字 Other Names
Chan	Kwok Keung, Charles

前用姓名 **Previous Names**:

別名 **Alias**:

(註 Note 20) 住址 **Residential Address**: 39A Island Road, Deep Water Bay, Hong Kong

國家 Country: Hong Kong

(註 Note 21) 電郵地址 **E-mail Address**:

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E599072(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number: 29649

12 董事 Director (續上頁 cont'd)

(註 Note 19) **2 身份 Capacity**

- [V] 董事 Director
- [ ] 候補董事 Alternate Director
- 代替 Alternate to:

中文姓名 Name in Chinese	

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Yap	Allan

前用姓名 Previous Names	
別名 Alias	

(註 Note 20) **住址 Residential Address**

Address	國家 Country
1919 West 57th Avenue, Vancouver, B.C., V6P 1S6, Canada	Canada

(註 Note 21) **電郵地址 E-mail Address**:

(註 Note 22) **身份證明 Identification**

A 香港身份證號碼 Hong Kong Identity Card Number:

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Canada	BD123174

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格
Form **AR1**

公司編號 Company Number

29649

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) **1** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** | 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) **2** 身份 **Capacity** ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 **Name in Chinese**

英文名稱 **Name in English**

(註 Note 23) 地址 **Address** | 國家 Country

(註 Note 21) 電郵地址 **E-mail Address**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1**

公司編號 Company Number

29649

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名 Name in Chinese

英文姓名 Name in English

姓氏 Surname　　名字 Other Names

前用姓名 Previous Names

別名 Alias

(註 Note 20) **住址 Residential Address**

國家 Country

(註 Note 21) **電郵地址 E-mail Address**

(註 Note 22) **身份證明 Identification**

a 香港身份證號碼 Hong Kong Identity Card Number

b 海外護照 Overseas Passport

簽發國家 Issuing Country　　號碼 Number

表格 Form **AR1**

公司編號 Company Number

29649

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	N/A

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY		日 DD	月 MM	年 YYYY
01	01	2003	至 To	31	12	2003

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第 29(1)(b)條不須計算入該五十名額內的人士。
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ______ 張續頁 A、______ 張續頁 B、______ 張續頁 C 及 ______ 張續頁 D。

This Return includes ______ Continuation Sheet(s) A, ______ Continuation Sheet(s) B, 7 Continuation Sheet(s) C and ______ Continuation Sheet(s) D.

簽署 Signed : Jenny

姓名 Name : Chan Yan Yan, Jenny

~~董事 Director~~／秘書 Secretary *

日期 Date : 29th June, 2004

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

29	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 29649

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [V] 董事 Director [ ] 候補董事 Alternate Director 代替 Alternate to:

中文姓名 Name in Chinese: 李 華 健

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Wa Kin

前用姓名 Previous Names:

別名 Alias:

(註 Note 20) 住址 Residential Address: Flat 1, 15/F., Block B, Winfield Building, 1 Ventris Road, Happy Valley, Hong Kong

國家 Country: Hong Kong

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P458321(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

29	06	2004
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

29649

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

[V] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**: 周 美 華

英文姓名 **Name in English**

Chau	Mei Wah, Rosanna
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**:

別名 **Alias**:

(註 Note 20) 住址 **Residential Address**

Flat AB, 8/F., 45 Hankow Road, Tsimshatsui, Kowloon	Hong Kong
	國家 Country

(註 Note 21) 電郵地址 **E-mail Address**:

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E588342(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

表格 Form **AR1** (續頁 C Continuation Sheet C)

本申報表日期 Date of Return

29	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 29649

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: [V] 董事 Director [ ] 候補董事 Alternate Director; 代替 Alternate to:

中文姓名 Name in Chinese: 陳 玲

英文姓名 Name in English:

Chan	Ling, Eva
姓氏 Surname	名字 Other Names

前用姓名 Previous Names:

別名 Alias:

(註 Note 20) 住址 Residential Address: 1301, Block 34, Heng Fa Chuen, Hong Kong

國家 Country: Hong Kong

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: G559728(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

29	06	2004
日 DD	月 MM	年 YYYY

公司編號 **Company Number**: 29649

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

[V] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 **Name in Chinese**:

英文姓名 **Name in English**:

姓氏 Surname	名字 Other Names
Bussmann	David Edwin

前用姓名 **Previous Names**:

別名 **Alias**:

(註 Note 20) 住址 **Residential Address**

47 Conduit Road, Apartment 7A, Mid-Level, Hong Kong

國家 Country: Hong Kong

(註 Note 21) 電郵地址 **E-mail Address**:

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: K942393(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

29	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number

29649

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

[V] 董事 Director

[ ] 候補董事 Alternate Director

代替 Alternate to:

中文姓名 Name in Chinese: 馮 蘊 瑤

英文姓名 Name in English	
Fung	Wan Yiu, Agnes
姓氏 Surname	名字 Other Names

前用姓名 Previous Names:

別名 Alias:

(註 Note 20) 住址 Residential Address

Flat 2B, 9 La Serena, Discovery Bay, Hong Kong	Hong Kong
	國家 Country

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: G528575(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 **Date of Return**

29	06	2004
日 DD	月 MM	年 YYYY

公司編號 **Company Number**

29649

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 **Capacity**

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: Chan Kwok Keung, Charles

中文姓名 **Name in Chinese**: 陳 國 鴻

英文姓名 **Name in English**

Chan	Kwok Hung
姓氏 Surname	名字 Other Names

前用姓名 **Previous Names**:

別名 **Alias**:

(註 Note 20) 住址 **Residential Address**: Flat E4, Goodview Garden, 24 Stubbs Road, Hong Kong

國家 Country: Hong Kong

(註 Note 21) 電郵地址 **E-mail Address**:

(註 Note 22) 身份證明 **Identification**

a 香港身份證號碼 Hong Kong Identity Card Number: E850533(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

表格 Form **AR1**

(續頁 C Continuation Sheet C)

本申報表日期 Date of Return

29	06	2004
日 DD	月 MM	年 YYYY

公司編號 Company Number: 29649

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☐ 董事 Director

☑ 候補董事 Alternate Director

代替 Alternate to: Yap, Allan

中文姓名 Name in Chinese: 呂 兆 泉

英文姓名 Name in English

Lui	Siu Tsuen
姓氏 Surname	名字 Other Names

前用姓名 Previous Names:

別名 Alias:

(註 Note 20) 住址 Residential Address

Flat 16A, Block 4, 33 Perkins Road, Cavendish Heights, Jardine's Lookout, Hong Kong

國家 Country: Hong Kong

(註 Note 21) 電郵地址 E-mail Address:

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E641463(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number

File No. 82-3596

CR

公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

AMENDED

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

1 公司名稱 Company Name

China Strategic Holdings Limited
中策集團有限公司

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2003

本陳述書包括 ______ 頁附表。

This Statement includes 8 page(s) of Schedule.

簽署 Signed : [signature]

姓名 Name : Chan Yan Yan, Jenny

~~董事 Director~~ / 秘書 Secretary *

日期 Date : 29th June, 2004
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130 傳真 Fax: 2810 6982

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
06-09-2004
公司註冊處(行政組)
COMPANIES REGISTRY
(Administration Section)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

29649

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share **Ordinary**	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Acrow Limited	BVI	US$1	100	
APEC.com Limited	HK	HK$2	100	
B2B Limited	HK	HK$2		100
Capital Canton Limited	BVI	US$1		100
Capital Passion Limited	BVI	US$1	100	
Carling International Limited	BVI	US$1	100	
Century Lead Limited	BVI	US$1		100
Champion Palace Development Limited	HK	HK$2		100
Chase Manor Development Limited	HK	HK$10,000		100
China Advertising Holdings Limited	HK	HK$2	100	
China Audio & Communications Limited	HK	HK$2	100	
China Automobile (Holdings) Limited	HK	HK$2	100	
China B2B Net.com Limited	HK	HK$2	100	
China Barter Trade.com Limited	HK	HK$2	100	
China Broadcasts (Holdings) Limited	HK	HK$2	100	
China Cable (BVI) Limited	BVI	US$3	100	
China Cement Holdings Limited	HK	HK$20	100	
China Computer Limited	HK	HK$20	100	
China Data Center Limited	HK	HK$2		100
China Diesel Power Limited	HK	HK$2	100	
China Digital Corporation Limited	HK	HK$2	100	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

29649

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share **Ordinary**	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
China e-Barter.com Limited	HK	HK$2	100	
China e Bay.com Limited	HK	HK$2	100	
China e-commerce.com Limited	HK	HK$2	100	
China e-Link.com Limited	HK	HK$2	100	
China e-Printing.com Limited	HK	HK$2	100	
China Electric Corporation Limited	HK	HK$2	100	
China Electronics Industries Limited	HK	HK$2	100	
China Energy Holdings Limited	HK	HK$2	100	
China Financial Net.com Limited	HK	HK$2	100	
China Food Holdings Limited	HK	HK$2	100	
China Grains.com Limited	HK	HK$2	100	
China I.T. Net.com Limited	HK	HK$2	100	
China Information Highway Holdings Limited	HK	HK$2		100
China Internet Capital Group Limited	HK	HK$2	100	
China Internet Global Alliance Limited	HK	HK$10,000	100	
China Internet Holdings Limited	HK	HK$2		100
China Logistic.com Limited	HK	HK$2	100	
China Micro Systems Limited	HK	HK$2	100	
China Pharmaceuticals Pty Ltd	Australia	A$1		100
China Resources Holdings Limited	BVI	US$1		100
China Strategic (B.V.I.) Limited	BVI	US$1	100	
China Strategic Investment Pty Ltd	Australia	A$2		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

29649

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share **Ordinary**	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
China Technologies Limited	HK	HK$2	100	
China Telecom International Limited	HK	HK$2	51	
China Television (Holdings) Limited	HK	HK$2	100	
China University Online Limited	HK	HK$2	100	
China VU.com Limited	HK	HK$2	100	
China Wireless Limited	HK	HK$2	100	
China WTO.com Limited	HK	HK$2	100	
China Youth Net.com Limited	Cayman Islands	US$1,000	100	
Citybest Limited	BVI	US$1	100	
Com.com Limited	HK	HK$2	100	
Concept Millennium Limited	BVI	US$1	100	
Container Limited	BVI	US$1		100
Cosmos Profit International Limited	HK	HK$2		100
Crown Dragon Limited	BVI	US$1	100	
CSI Land Group Limited	HK	HK$2	100	
Diao Yu Tai (Holdings) Pte Ltd	Singapore	S$5,000,000	100	
Dom.com Limited	HK	HK$737,680	100	
Earnfull Industrial Limited	HK	HK$10,000,000		90
Ease Wealth Limited	BVI			100
EAsia Limited	HK	HK$2		100
Easy Legend Limited	BVI	US$1		100
Eco Tour Educational Fund Limited	HK	Limited by guarantee	-	
E-Invest Technology Limited	BVI	US$1		US$1

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

29649

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share **Ordinary**	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Ever Excellent Limited	BVI	US$1	100	
Evergrowth Properties Limited	BVI	US$1	100	
Exalt Investment Limited	HK	HK$10,000		100
Excelbond Limited	BVI	US$1	100	
Expert Commerce Limited	BVI	US$1		100
Expert Solution Limited	BVI	US$1		100
Fast Settle Development Company Limited	HK	HK$2		100
Favour Leader Limited	BVI	US$1		100
Favour Rich Ltd.	BVI	US$1		100
Future Returns Limited	BVI	US$1	100	
Glory Dynamic Limited	BVI	US$1		100
Glory Eagle Limited	BVI	US$1	100	
Gold Crown (Far East) Limited	HK	HK$2		100
Gold Day Ltd.	BVI	US$2		100
Gold Label Investments Limited	BVI	US$1	100	
Golden Flower Limited	BVI	US$1		100
Golden Stong International Limited	HK	HK$2		100
Good Trend Enterprises Limited	BVI	US$1	100	
Grand Orient Limited	BVI	US$1	100	
Great Joint Profits Limited	BVI	US$1		100
Great Windfall Agents Limited	BVI	US$1		100
Grotto Profits Limited	BVI	US$1	100	
Happy Access Limited	BVI	US$1	100	
Happy Invest Limited	BVI	US$1		100
Hollywood & Co., Limited	HK	HK$2		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

29649

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share **Ordinary**	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Honest Map Limited	BVI	US$1		100
Honest Sincere Limited Hongkong	BVI	US$1	100	
Macau Telecom Holdings Limited	HK	HK$2	100	
Hongkong Pharmaceutical Industries Corporation Limited	HK	HK$2	100	
In Century Limited	BVI	US$1	100	
Jean-Marie Wellness Biotech Corporation Limited	BVI	US$1		100
Jumbo Ever Limited	HK	HK$2		100
Jumbo Win Holdings Limited	HK	HK$2		100
Kamthorn Limited	BVI	US$1	100	
Katmon Limited	BVI	US$1	100	
Leading Returns Limited	BVI	US$1		100
Longnew Limited	BVI	US$1		100
Market Connection Limited	BVI	US$1	100	
MBK China Strategic Limited	HK	HK$10,000,000	60	
Million Good Limited	BVI	US$1		100
MRI Infrastructure Holdings Limited	Bermuda	US$12,000		100
MRI Services (Overseas) Limited	BVI	US$1		100
NSource Limited	BVI	US$1		100
NSource (Hong Kong) Limited	HK	HK$2		100
Oriental Sunrise Pte Limited	Singapore	-		100
Oriental Well Investments Limited	HK	HK$2		100
Orion (B.V.I.) Tire Corporation	BVI	US$100		60
Orion Tire Corporation	USA			60

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

29649

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share **Ordinary**	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Pacific Essense Ltd.	BVI	US$1		100
Pawsley Limited	BVI	US$1	100	
Perfect City Limited	BVI	US$1		100
Premier Zhou En Lai Foundation Limited	HK	HK$2	100	
Principal Diamond Limited	BVI	US$10		80
Quality Best Limited	BVI	US$1	100	
Regal Tender Limited	BVI	US$1		100
Ruby Enterprises Limited	HK	HK$2,377,500	100	
Ruby Services Limited	BVI	US$1	100	
Ruby Uniforms Limited	HK	HK$10,000	100	
See Ying Limited	BVI	US$1	100	
Sifford Limited	BVI	US$1	100	
Sincere Ocean Limited	BVI	US$1		100
Sino Gold Investments Limited	BVI	US$1		100
Strawberg Limited	BVI	US$1	100	
Super Age Investment Limited	HK	HK$2		100
Super Assets Limited	BVI	US$1	100	
Super Park Development Limited	HK	HK$2		100
Super Plus Limited	BVI	US$1		100
Super Solutions Limited	BVI	US$1		100
TFH (China) Holdings Limited	HK	HK$2		100
TFH Consultation Services Limited	HK	HK$2		100
TFH Management Holdings Limited	BVI	US$1		100
TFH Management Limited	HK	HK$2		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

29649

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share **Ordinary**	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
TFH Manufacturing Company Limited	HK	HK$2		100
TFH Supplies Company Limited	HK	HK$2		100
Time Fortune International Limited	HK	HK$10		100
Top Growth Resources Limited	BVI	US$1		100
Total Pacific Limited	HK	HK$2		100
Treasure Way Services Limited	HK	HK$10,000	100	
Tung Fong Hung (China) Limited	HK	HK$2		100
Tung Fong Hung Foods Limited	HK	HK$2		100
Tung Fong Hung Foods Company, B.C. Ltd.	Canada	-		100
Tung Fong Hung (Marketing) Limited	HK	HK$2		100
Tung Fong Hung Medicine (BVI) Limited	BVI	US$2		100
Tung Fong Hung Medicine (Retail) Limited	HK	HK$2		100
Tung Fong Hung Medicine Company (Macau) Limited	Macau	-		100
Tung Fong Hung Medicine Company, Limited	HK	HK$10,011		100
Tung Fong Hung Medicine Company, Limited Taiwan Branch	Taiwan	-		100
Tung Fong Hung Medicine Services Limited	HK	HK		100
Tung Fong Hung Nominees Limited	BVI	US$2		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

29649

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share Ordinary	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
United China Internet Capital Limited	HK	HK$10,000,000	100	
Universal Focus Ltd.	BVI	US$1		100
Universal Supreme Ltd.	BVI	US$1		100
Ventures Kingdom Limited	BVI	US$1		100
Venture Leader Limited	BVI	US$1	100	
Vision Leader Limited	BVI	US$1		100
World Place Limited	HK	HK$2		100
Wai Cheong Limited	BVI	US$1	100	
Wealth Faith Limited	BVI	US$1		100
Wealth Merit Ltd.	BVI	US$10		100
Wealthy Gain Limited	BVI	US$1		100
Wealthy Mark Limited	BVI	US$1		100
Winning Effort Limited	BVI	US$1	100	
Worbird Limited	BVI	US$1	100	
Zhuhai Zhongce Property Investment Limited	BVI	US$1		100
東方紅(中山)保健食品廠有限公司 Tung Fong Hung (Zhong Shan) Health Foodstuff Manufactory Ltd.	PRC	US$600,000		100
黑龍江金保華農業有限公司	PRC	HK$10,000,000		100
廣州市東方紅保健品有限公司	PRC	HK$2,300,000		100
哈爾濱東方綠種業有限公司	PRC	RMB1,100,000		100

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.